UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PERFECT CORP.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Class A Ordinary Shares, Par Value $0.10 Per Share
(Title of Class of Securities)
G7006A109
(CUSIP Number of Class of Securities)
Iris Chen
14F, No. 98 Minquan Road Xindian District
New Taipei City 231 Taiwan
Telephone: +886-2-8667-1265
(Name, address and telephone number of person authorized to receive notices and communication on behalf of the filing person)

Copy to:
Ching-Yang Lin, Esq.
Sullivan & Cromwell (Hong Kong) LLP
20th Floor, Alexandra House
18 Chater Road, Central
Hong Kong
+852-2826-8688
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐   third-party tender offer subject to Rule 14d-1.
☒   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO
This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO-I initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 27, 2023, as amended and supplemented by the Amendment No. 1 to the Schedule TO-I filed by the Company on December 19, 2023 (together with any amendments and supplements thereto and including the exhibits filed therewith, the “Schedule TO”) by Perfect Corp., a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), to purchase up to 16,129,032 Class A Ordinary Shares, par value $0.10 per share, of the Company that are issued and outstanding at a price of $3.10 per share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 27, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), filed as Exhibit (a)(1)(A) to the Schedule TO, and the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) filed as Exhibit (a)(1)(B) to the Schedule TO.
Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO (including the Amendment No. 1 thereto), the Offer to Purchase and the Letter of Transmittal.
Item 1.   Summary Term Sheet.
The information set forth in Item 1 is hereby amended and supplemented by the following:
(1)
The following paragraphs are added immediately after the three paragraphs under the caption “Q. What is the purpose of the Offer?” in the Summary Term Sheet of the Offer to Purchase on page 2:

“The following sets forth certain additional background and reasons for the Offer:
Since mid-2023, under the belief that the Company’s shares were undervalued by the market, the Company has considered various options to repurchase its shares, including the Share Repurchase Program (as defined below) announced by the Company on May 4, 2023 (see Sections 2 and 9 of the Offer to Purchase), as well as a possible self-tender, to enable long-term shareholders to increase their stake in the Company’s future potential.
In late October 2023, under the leadership of Chief Executive Officer Ms. Alice H. Chang, the Company’s management began making preparations for the Offer, including preparing the necessary tender offer documentation, with the advice and assistance of external advisors.
In compliance with Item 1004(b) of Regulation M-A, in early November 2023, the Company inquired with each director, officer and affiliated shareholders regarding their respective intents to participate in the Offer (the “Affiliate Inquiry”). As disclosed in Section 10 of the Offer to Purchase, Taobao China Holding Limited and three executive officers, Wei-Hsin Tsen (Johnny Tseng), Pin-Jen (Louis) Chen and Weichuan (Wayne)Liu, have informed the Company that they intend to tender their respective shares, which in the aggregate totaled 11,364,596 shares. No directors, other officers or other affiliated shareholders informed the Company of any intent to participate in response to the Affiliate Inquiry. Furthermore, prior to such responses to the Affiliate Inquiry, the Company was not aware of any intent by any director, officer or affiliated shareholder to participate in the Offer.
In mid-November, taking into account the aforementioned responses from the Company’s affiliates to the Affiliate Inquiry and the expressed intent of involvement by some of them (as disclosed in Section 10 of the Offer to Purchase), and given that such participation would make the proposed Offer a related party transaction, the Company’s management, Audit Committee and the Board of Directors considered and discussed the Offer’s terms and conditions, including the fairness and reasonableness of any related party transactions, in the interest of all shareholders.
On November 24, 2023, the Offer was unanimously approved by both the Audit Committee and subsequently, the Board of Directors.”

(2)
The following paragraph is added immediately after the first paragraph under the original caption “Q. What is the accounting treatment of the Offer?” in the Summary Term Sheet of the Offer to Purchase on page 2, and such caption is hereby deleted in its entirety and replaced with “Q. What is the accounting treatment of the Offer, and how will the consummation of the Offer impact the Company’s financial statements?”

“The consummation of the Offer will have the following impact on the Company’s financial statements: (a) the Company’s cash and cash equivalents will decrease by the amount of cash used by the Company to consummate the Offer, including the payment of fees in connection with the Offer, (b) total shareholders’ equity will decrease by an amount equal to the aggregate purchase price of the Class A Ordinary Shares the Company purchase in the Offer plus related fees, (c) the total number of outstanding Class A Ordinary Shares will be decreased by the number of Class A Ordinary Shares the Company purchase in the Offer, and (d) earnings/loss per share of the Company will increase by virtue of the decrease in the Company’s outstanding Class A Ordinary Shares.”
Item 4.   Terms of the Transaction.
The information set forth in Item 4 is hereby amended and supplemented by the following:
(1)
The following paragraphs are added immediately before the penultimate paragraph under the section captioned “Purpose of the Offer.” in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”) of the Offer to Purchase on page 14:

“The following sets forth certain additional background and reasons for the Offer:
Since mid-2023, under the belief that the Company’s shares were undervalued by the market, the Company has considered various options to repurchase its shares, including the Share Repurchase Program announced by the Company on May 4, 2023 (see Sections 2 and 9 of the Offer to Purchase), as well as a possible self-tender, to enable long-term shareholders to increase their stake in the Company’s future potential.
In late October 2023, under the leadership of Chief Executive Officer Ms. Alice H. Chang, the Company’s management began making preparations for the Offer, including preparing the necessary tender offer documentation, with the advice and assistance of external advisors.
In compliance with Item 1004(b) of Regulation M-A, in early November 2023, the Company inquired with each director, officer and affiliated shareholders regarding their respective intents to participate in the Offer (the “Affiliate Inquiry”). As disclosed in Section 10 of the Offer to Purchase, Taobao China Holding Limited and three executive officers, Wei-Hsin Tsen (Johnny Tseng), Pin-Jen (Louis) Chen and Weichuan (Wayne)Liu, have informed the Company that they intend to tender their respective shares, which in the aggregate totaled 11,364,596 shares. No directors, other officers or other affiliated shareholders informed the Company of any intent to participate in response to the Affiliate Inquiry. Furthermore, prior to such responses to the Affiliate Inquiry, the Company was not aware of any intent by any director, officer or affiliated shareholder to participate in the Offer.
In mid-November, taking into account the aforementioned responses from the Company’s affiliates to the Affiliate Inquiry and the expressed intent of involvement by some of them (as disclosed in Section 10 of the Offer to Purchase), and given that such participation would make the proposed Offer a related party transaction, the Company’s management, Audit Committee and the Board of Directors considered and discussed the Offer’s terms and conditions, including the fairness and reasonableness of any related party transactions, in the interest of all shareholders.
On November 24, 2023, the Offer was unanimously approved by both the Audit Committee and subsequently, the Board of Directors.”

(2)
The following paragraph is added immediately before the penultimate paragraph under the section captioned “Certain Effects of the Offer” in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”) of the Offer to Purchase on page 14:

“The consummation of the Offer will have the following impact on the Company’s financial statements: (a) the Company’s cash and cash equivalents will decrease by the amount of cash used by the Company to consummate the Offer, including the payment of fees in connection with the Offer, (b) total shareholders’ equity will decrease by an amount equal to the aggregate purchase price of the Class A Ordinary Shares the Company purchase in the Offer plus related fees, (c) the total number of outstanding Class A Ordinary Shares will be decreased by the number of Class A Ordinary Shares the Company purchase in the Offer, and (d) earnings/loss per share of the Company will increase by virtue of the decrease in the Company’s outstanding Class A Ordinary Shares.”
Item 6.   Purposes of the Transaction and Plans or Proposals.
The information set forth in Item 6 is hereby amended and supplemented by the following:
“The following sets forth certain additional background and reasons for the Offer:
Since mid-2023, under the belief that the Company’s shares were undervalued by the market, the Company has considered various options to repurchase its shares, including the Share Repurchase Program announced by the Company on May 4, 2023 (see Sections 2 and 9 of the Offer to Purchase), as well as a possible self-tender, to enable long-term shareholders to increase their stake in the Company’s future potential.
In late October 2023, under the leadership of Chief Executive Officer Ms. Alice H. Chang, the Company’s management began making preparations for the Offer, including preparing the necessary tender offer documentation, with the advice and assistance of external advisors.
In compliance with Item 1004(b) of Regulation M-A, in early November 2023, the Company inquired with each director, officer and affiliated shareholders regarding their respective intents to participate in the Offer (the “Affiliate Inquiry”). As disclosed in Section 10 of the Offer to Purchase, Taobao China Holding Limited and three executive officers, Wei-Hsin Tsen (Johnny Tseng), Pin-Jen (Louis) Chen and Weichuan (Wayne) Liu, have informed the Company that they intend to tender their respective shares, which in the aggregate totaled 11,364,596 shares. No directors, other officers or other affiliated shareholders informed the Company of any intent to participate in response to the Affiliate Inquiry. Furthermore, prior to such responses to the Affiliate Inquiry, the Company was not aware of any intent by any director, officer or affiliated shareholder to participate in the Offer.
In mid-November, taking into account the aforementioned responses from the Company’s affiliates to the Affiliate Inquiry and the expressed intent of involvement by some of them (as disclosed in Section 10 of the Offer to Purchase), and given that such participation would make the proposed Offer a related party transaction, the Company’s management, Audit Committee and the Board of Directors considered and discussed the Offer’s terms and conditions, including the fairness and reasonableness of any related party transactions, in the interest of all shareholders.
On November 24, 2023, the Offer was unanimously approved by both the Audit Committee and subsequently, the Board of Directors.”
Item 10.   Financial Statements.
The information set forth in Item 10 is hereby deleted in its entirety and replaced with the following:
“Not Applicable. In accordance with Instruction 2 to Item 10 of Schedule TO, the financial statements, including historical financial statements and pro forma financial information, are not considered material in the context of the Offer, because (a) the consideration offered by the Offer consists solely of cash, (b) there is no financing condition to the Offer, and (c) the offeror, being Perfect Corp., is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

The consummation of the Offer will have the following impact on the Company’s financial statements: (a) the Company’s cash and cash equivalents will decrease by the amount of cash used by the Company to consummate the Offer, including the payment of fees in connection with the Offer, (b) total shareholders’ equity will decrease by an amount equal to the aggregate purchase price of the Class A Ordinary Shares the Company purchase in the Offer plus related fees, (c) the total number of outstanding Class A Ordinary Shares will be decreased by the number of Class A Ordinary Shares the Company purchase in the Offer, and (d) earnings/loss per share of the Company will increase by virtue of the decrease in the Company’s outstanding Class A Ordinary Shares.”
Item 12.   Exhibits
(a)(1)(A)†	Offer to Purchase, dated November 27, 2023.
(a)(1)(B)†	Letter of Transmittal.
(a)(1)(C)†	Notice of Guaranteed Delivery.
(a)(1)(D)†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 27, 2023.
(a)(1)(E)†	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 27, 2023.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)†	Press Release, dated November 27, 2023.
(b)	Not Applicable.
(d)(1)
Agreement and Plan of Merger, dated as of March 3, 2022, by and among Provident Acquisition Corp., Perfect Corp., Beauty Corp., and Fashion Corp. (incorporated by reference to Exhibit 2.1 to the Form F-4 filed on September 29, 2022).

(d)(2)
First Amendment to Agreement and Plan of Merger, dated as of September 16, 2022, by and among Provident, Perfect, Beauty Corp., and Fashion Corp. (incorporated by reference to Exhibit 2.3 to the Form F-4 filed on September 29, 2022).

(d)(3)	Sixth Amended and Restated Memorandum and Articles of Association of Perfect Corp. dated October 25, 2022 (incorporated by reference to Exhibit 3.1 to the Form F-1 filed on December 12, 2022).
(d)(4)
Warrant Agreement, dated as of January 7, 2021, by and between Provident Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Form F-4 filed on September 29, 2022).

(d)(5)
Form of Assignment, Assumption and Amendment Agreement, by and among Provident Acquisition Corp., Perfect Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.5 to the Form F-4 filed on September 29, 2022).

(d)(6)	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Form F-4 filed on September 29, 2022).
(d)(7)
Sponsor Letter Agreement, dated as of March 3, 2022, by and among Perfect Corp., Provident Acquisition Corp. and Provident Acquisition Holdings Ltd. (incorporated by reference to Exhibit 10.2 to the Form F-4 filed on September 29, 2022).

(d)(8)
Sponsor Warrants Purchase Agreement, dated as of January 7, 2021, between Provident Acquisition Corp. and Provident Acquisition Holdings Ltd. (incorporated by reference to Exhibit 10.4 to the Form F-4 filed on September 29, 2022).

(d)(9)
Forward Purchase Agreement, dated as of December 14, 2020, by and among Provident Acquisition Corp., Provident Acquisition Holdings Ltd. and WF Asian Reconnaissance Fund Limited (incorporated by reference to Exhibit 10.5 to the Form F-4 filed on September 29, 2022).

(d)(10)
Forward Purchase Agreement, dated as of December 15, 2020, between Provident Acquisition Corp. and PT Nugraha Eka Kencana (incorporated by reference to Exhibit 10.6 to the Form F-4 filed on September 29, 2022).

(d)(11)
Forward Purchase Agreement, dated as of December 15, 2020, between Provident Acquisition Corp. and Aventis Star Investments Limited (incorporated by reference to Exhibit 10.7 to the Form F-4 filed on September 29, 2022).

(d)(12)	Form of Perfect Shareholder Lock-Up Agreement (incorporated by reference to Exhibit 10.9 to the Form F-4 filed on September 29, 2022).
(d)(13)	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.10 to the Form F-4 filed on September 29, 2022).
(d)(14)
Director Indemnification Agreement, dated as of February 25, 2022, by and among Perfect Corp., Jianmei Lyu and Taobao China Holding Limited (incorporated by reference to Exhibit 10.11 to the Form F-4 filed on September 29, 2022).

(d)(15)	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.12 to the Form F-4 filed on September 29, 2022).
(d)(16)	Perfect Corp. 2021 Stock Compensation Plan (incorporated by reference to Exhibit 10.13 to the Form F-4 filed on September 29, 2022).
(d)(17)	Amendment to Perfect Corp. 2021 Stock Compensation Plan (incorporated by reference to Exhibit 10.13 to the Form F-1 filed on December 12, 2022).
(d)(18)
Office Lease Agreement, dated as of March 10, 2021, between CyberLink Corp. and Perfect Mobile Corp. (English Translation) (incorporated by reference to Exhibit 10.17 to the Form F-4 filed on September 29, 2022).

(d)(19)	First Amendment to Sponsor Letter Agreement dated September 16, 2022, between Provident and Perfect Corp. (incorporated by reference to Exhibit 10.23 to the Form F-4 filed on September 29, 2022).
(d)(20)
Office Lease Agreement, dated as of March 10, 2023, between CyberLink Corp. and Perfect Mobile Corp. (English Translation) (incorporated by reference to Exhibit 10.16 to the Form F-3 filed on October 3, 2023).

(d)(21)†	2023 Director Equity Incentive Plan.
(g)	Not Applicable.
(h)	Not Applicable.
107†	Filing Fee Table.

†
Previously filed.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 20, 2023
Perfect Corp.
By:
/s/ Alice H. Chang

Name:   Alice H. Chang
Title:     Chief Executive Officer